UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

COMMISSION FILE NUMBER 1-3619

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 66 HUDSON BOULEVARD EAST NEW YORK, NEW YORK 10001-2192

PFIZER SAVINGS PLAN

*Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Savings Plan Committee
Pfizer Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of Pfizer Savings Plan (the Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2024, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for plan benefits for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure

under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have not been able to determine the specific year that we or our predecessor firms began serving as the Plan’s auditor; however, we are aware that we or our predecessor firms have served as the Plan’s auditor since at least 1977.

Memphis, Tennessee
June 16, 2025

PFIZER SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
(THOUSANDS OF DOLLARS)	2024	2023
Assets
Investments, at fair value
Pfizer Inc. common stock	$1,058,778	$1,189,164
Common/collective trust funds	16,252,996	13,926,536
Mutual funds	838,470	845,657
Self-directed brokerage account	408,798	360,452
Separate account	1,742,802	1,387,679
Total investments, at fair value	20,301,844	17,709,488

Investments, at contract value
T. Rowe Price Stable Value Fund	1,277,792	1,467,125
Total investments	21,579,635	19,176,613

Receivables
Company contributions	386,799	375,389
Notes receivable from participants	107,179	99,036
Securities sold	—	490
Interest and other	2,727	6,945
Total receivables	496,705	481,861
Total assets	22,076,340	19,658,473

Liabilities
Payable for securities purchased	—	3,308
Investment management fees payable	4,641	2,387
Payable to Plan Sponsor	4,072	—
Total liabilities	8,713	5,695
Net assets available for plan benefits	$22,067,627	$19,652,778
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

(THOUSANDS OF DOLLARS)	Year Ended December 31, 2024
Additions/(reductions) to net assets attributed to:
Investment gain
Net appreciation in investments	$2,784,729
Pfizer Inc. common stock dividends	68,396
Interest income	69,597
Dividend income from other investments	12,100
Total investment gain	2,934,822
Interest income from notes receivable from participants	7,384
Less: Investment management, redemption and loan fees	(5,348)
Net investment and interest gain	2,936,858

Contributions
Participant	593,649
Company	552,327
Rollovers into the Plan	101,920
Total contributions	1,247,896
Total additions	4,184,754

Deductions from net assets attributed to:
Benefits paid to participants	2,330,726
Administrative expenses	4,072
Total deductions	2,334,798

Net increase	1,849,956

Transfers into the Plan	564,893

Net assets available for plan benefits
Beginning of year	19,652,778
End of year	$22,067,627
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan and Recent Transactions and Events

The following description of the Pfizer Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. Participation in the Plan is open to any employee of Pfizer Inc. (the Company or Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan excludes any employees covered by another Company-sponsored defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

Recent Transactions and Events Impacting the Plan

On June 9, 2022, the Company acquired ReViral Ltd. (ReViral) and adopted and assumed sponsorship of the ReViral ADP TotalSource Retirement Savings Plan. On October 1, 2022, former ReViral employees who became employees of the Company, became eligible for participation in the Plan. All account balances totaling $0.1 million were transferred and merged into the Plan on April 25, 2023.

On October 5, 2022, the Company acquired Global Blood Therapeutics, Inc. (GBT) and adopted and assumed sponsorship of the Global Blood Therapeutics Inc 401K Plan. On January 1, 2023, former GBT employees who became employees of the Company, became eligible for participation in the Plan. All account balances totaling $41.9 million were transferred and merged into the Plan on March 17, 2023.

On December 14, 2023, the Company acquired Seagen Inc. (Seagen) and adopted and assumed sponsorship of the Seagen Inc. 401(k) Plan. On January 1, 2024, former Seagen employees, who became employees of the Company, became eligible for participation in the Plan. All account balances totaling $564.9 million (including $2.4 million in loans) were transferred and merged into the Plan on February 27, 2024.

Effective November 21, 2024, the Plan was amended to implement certain optional withdrawal provisions of the Setting Every Community Up for Retirement Enhancement 2.0 Act (SECURE 2.0 Act), which expands and modifies changes to the laws brought about by the Bipartisan Budget Act of 2018 and the Setting Every Community Up for Retirement Enhancement Act of 2019 (SECURE Act of 2019).

Plan Administration

The Plan is administered by the Savings Plan Committee of the Company (the Plan Administrator), the named fiduciary of the Plan. The Plan Administrator monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers and other service providers to the Plan and (ii) the investment activity and performance of the Plan, with the exclusion of the Company stock funds, which are monitored by State Street Global Advisors (SSGA), an independent fiduciary appointed by the Plan Administrator.

Administrative Costs
Plan participants pay quarterly fees from their account balances. These fees include general plan administrative fees and expenses, such as recordkeeping, trustee and independent fiduciary fees. The quarterly fee deductions take place on the first business day following the end of each quarter (and are deducted from any full account distribution occurring during a quarter). In addition, certain transaction fees such as check fees, loan fees and qualified domestic relations order fees are paid by Plan participants.

Contributions

Participants may contribute up to 30% of their eligible compensation as before-tax, after-tax, Roth or a combination of these subject to annual IRS limits. For all participants, contributions of up to 3% of eligible compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched. Participants who have attained age 50 before the end of the Plan’s year are eligible to make catch-up contributions; however, these contributions are not matched.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Company matching contributions are deposited into the Plan each quarter, rather than with each pay date. In addition, participants generally must be actively employed on the last business day of the quarter to receive the match; however, if the participant separates from the Company prior to the last business day of the quarter due to retirement (defined, as of January 1, 2022, as at least age 62 with at least 5 years of service, at least age 55 with at least 10 years of service or age 65), death or disability, such participant will receive the matching contribution. Starting in 2019, the Company began adding up to a total of five points to a participant’s age and/or service under certain U.S. separation programs to help those participants age 50 and older as of their termination date reach retirement milestones under certain benefits. One “point” equates to one year added to a participant’s age or service. If a participant exits the Company under one of the five point-eligible separation programs and, as of the termination date, is within five points of retirement treatment under the Plan, the participant will be deemed to have reached retirement eligibility without continued employment with the Company. These five points can be added to the participant’s age, service, or both (up to a total of five points), to help the participant reach retirement eligibility under the Plan. These five point enhancements under the programs continued through June 30, 2023. After that date, the Company’s separation programs no longer include the five point enhancements. In January 2024, the Company funded the fourth quarter 2023 Company matching contributions in the amount of approximately $39.6 million. In January 2025, the Company funded the fourth quarter 2024 Company matching contributions in the amount of approximately $45.7 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Under the Code, salary deferral contributions, total annual contributions and the amount of compensation that may be included for Plan purposes are subject to annual limitations. Any excess contributions are refunded to participants in the following year, as applicable.

The Plan includes a Roth 401(k) in-plan conversion option, which allows participants to transfer after-tax dollars into the Roth account within the Plan and allows for tax-free earnings on those contributions. If subsequent distributions are considered “qualified Roth distributions” under the Code, such distributions are not subject to taxes.

The Plan also includes a Retirement Savings Contribution (RSC), which is an additional annual Company-provided contribution based on age and years of service. With the exception of certain participants who are specifically excluded by the Plan terms, participants generally are eligible to receive the RSC. The RSC contributions are deposited into the Plan annually, following the close of the Plan year, usually in February. In general, participants must be actively employed on the last business day of the year to receive the RSC; however, if the participant separates from the Company prior to the last day of the year due to retirement (defined, as of January 1, 2022, as at least age 62 with at least 5 years of service, at least age 55 with at least 10 years of service or age 65), death or disability, such participant will receive the RSC. In February 2024, the Company funded the RSC for Plan year 2023 in the amount of approximately $335.8 million. In February 2025, the Company funded the RSC for Plan year 2024 in the amount of approximately $341.1 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings/(losses). Allocations are based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately 100% vested in their contributions and the Company matching contributions. However, for the RSC, participants are 100% vested after three years of credited service.

Forfeited Amounts

Forfeited amounts of terminated participants are generally used to reduce future Company contributions. At December 31, 2024 and 2023, the market value of forfeitures available for use totaled approximately $2.2 million and $1.4 million, respectively. In 2024, Company contributions were reduced by approximately $9.2 million from forfeited amounts.

Rollovers into the Plan

Participants may elect to roll over one or more account balances from Company-sponsored or other qualified plans (including defined benefit plans) into the Plan. Rollovers from other sources are permitted based on contractual agreements.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Investment Options

Each participant in the Plan elects to have his or her contributions and Company contributions invested in any one or a combination of investment funds in the Plan, including a self-directed brokerage account. Transfers between funds must be made in whole percentages or dollar amounts. Based on the investment option, certain short-term redemption fees or restrictions may apply. Any contributions for which the participant does not provide investment direction are invested in the participant’s Qualified Default Investment Alternative (QDIA), which is the Vanguard Target Retirement Fund based on the participant’s year of birth.

Eligibility

Generally, all U.S.-based employees of the Company are eligible to enroll in the Plan on their date of hire, except for certain employees who (i) are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, (ii) are employed by an employee group not designated for participation in the Plan, (iii) are covered by a collective bargaining agreement and have negotiated a different eligibility date or (iv) are otherwise eligible for another Company-sponsored savings plan.

Newly eligible participants who do not affirmatively enroll in the Plan within 31 days of hire or transfer into eligible employment are automatically enrolled at a 6% before-tax contribution rate. Contributions are invested in the Plan’s QDIA fund based on the participant’s year of birth.

Notes Receivable from Participants
Participants may borrow from their account balances with the interest rate set at 1% above the prime rate. The minimum loan is $1,000 and the maximum loan is the lesser of (i) 50% of the vested account balance reduced by any current outstanding loan balance or (ii) $50,000, reduced by the current outstanding loan balance. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. Loans transferred to the Plan due to the merger of legacy plans into the Plan maintain the terms of the original loan. Interest rates on outstanding loans ranged from 3.25% to 10.50% at December 31, 2024 and 2023.

Interest paid by the participant is credited to the participant’s account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination of employment, participants will have 90 days to repay the outstanding loan balance or set up recurring monthly payments before it is considered a distribution and subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

Payment of Benefits

Participants are entitled to receive distributions upon termination and may be able to take voluntary, in-service withdrawals, which include hardship withdrawals. Mandatory distributions are made in accordance with Plan provisions.
2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

The statements of net assets available for plan benefits present the fair value of the Plan’s investments, except for the fully benefit-responsive investment contracts, which are reported at contract value (see Note 4). The statement of changes in net assets available for plan benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. All other assets are measured at fair value.

Some amounts in the financial statements, notes to financial statements and supplemental schedule of the Plan may not add due to rounding.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Common stock, American Depositary Receipts (ADRs), New York Registry Shares (NY Reg Shs) and self-directed brokerage accounts are valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs) are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value on the last business day of the year. The Plan generally has the ability to redeem its investments at the net asset value (NAV) at the valuation date. There are no significant restrictions, redemption terms or holding periods that would limit the ability of the Plan or the participants to transact at the NAV. The Alliance Bernstein Large Cap Growth Equity Separate Account (Separate Account) primarily holds common stock and CCTs. The T. Rowe Price Stable Value Fund represents direct investments in Synthetic Investment Contracts (SICs) that are fully benefit-responsive and reported at contract value as contract value is the relevant measurement. See Note 4 for additional information.

See Note 5 for additional information regarding the fair value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The net appreciation/(depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation/(depreciation) of investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.
3. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated April 18, 2018 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company’s counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company’s counsel has confirmed there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is generally no longer subject to income tax examinations for years prior to 2021.
4. Investment Contracts

Participants in the Plan have a stable value investment option that invests in the T. Rowe Price Stable Value Fund, which is composed of fully benefit-responsive SICs held directly. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The value of SICs held by the Plan totaled approximately $1.3 billion and $1.5 billion as of December 31, 2024 and 2023, respectively.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Investments underlying a synthetic structure are owned by a benefit plan or collective trust fund. SICs consist of a portfolio of underlying assets (which may include units of fixed income commingled or common trust funds) owned by a benefit plan or collective trust fund and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan’s or collective trust fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan or collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuer consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs and bankruptcy. The Plan Sponsor does not believe the occurrence of any such event is probable.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.
5. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2 for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:
	Fair Value as of December 31, 2024
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Total
Pfizer Inc. common stock	$1,058,778	$—	$1,058,778
Common/collective trust funds	—	16,252,996	16,252,996
Mutual funds	838,470	—	838,470
Self-directed brokerage account	408,798	—	408,798
Separate account:
Common stock	1,686,294	—	1,686,294
Common/collective trust funds	—	24,669	24,669
Other	31,839	—	31,839
Total	$4,024,179	$16,277,664	$20,301,844

	Fair Value as of December 31, 2023
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Total
Pfizer Inc. common stock	$1,189,164	$—	$1,189,164
Common/collective trust funds	—	13,926,536	13,926,536
Mutual funds	845,657	—	845,657
Self-directed brokerage account	360,452	—	360,452
Separate account:
Common stock	1,324,231	—	1,324,231
Common/collective trust funds	—	63,448	63,448
Total	$3,719,503	$13,989,984	$17,709,488
Amounts may not add due to rounding.
6. Related Party Transactions and Party-In-Interest Transactions

Northern Trust, the trustee of the Plan, manages certain Plan investments and, therefore, is deemed a party-in-interest and a related party. Fidelity, the recordkeeper of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. SSGA acts as an investment manager and independent fiduciary for the Plan Sponsor’s common stock and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions.

As of December 31, 2024, the Plan recorded a $4.1 million liability and reimbursed the Plan Sponsor in February 2025 for administrative expenses paid on behalf of the Plan in recent years.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.
8. Risks and Uncertainties

Investment securities, including Pfizer Inc. common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.
9. Subsequent Events

The Company has entered into certain group annuity contracts with Metropolitan Life Insurance Company (the “GACs”) in relation to certain pension benefits provided through other Company sponsored pension plans, and effective in October of 2024, the Company transferred the GACs to the Metropolitan Life Insurance Company. As of January 1, 2025, the Company has amended the Plan to accept certain rollovers from the GACs.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
On January 1, 2025, the Plan was amended to provide that the mandatory small benefit cashout amount is increased to $7,000 for participants and eliminated for surviving spouses and alternate payees.

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 16, 2025, the date at which the financial statements were issued, and no additional events were noted which warrant adjustments to, or disclosure in, the financial statements.
10. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Additionally, investments in the T. Rowe Price Stable Value Fund representing fully benefit-responsive investment contracts are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:
	December 31,
(THOUSANDS OF DOLLARS)	2024	2023
Net assets available for plan benefits per the financial statements	$22,067,627	$19,652,778
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value	(85,505)	(93,408)
Amounts allocated to withdrawing participants	(5,360)	(6,959)
Deemed distributions	(3,682)	(3,725)
Net assets available for plan benefits per Form 5500	$21,973,080	$19,548,686

The following is a reconciliation of benefits paid, including rollovers, to participants per the financial statements to the Form 5500:
(THOUSANDS OF DOLLARS)	Year Ended December 31, 2024
Benefits paid to participants, including rollovers, per the financial statements	$2,330,726
Amounts allocated to withdrawing participants and deemed distributions at end of year	9,042
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(10,684)
Benefits paid to participants, including rollovers, per Form 5500	$2,329,084

The following is a reconciliation of net appreciation in investments per the financial statements to the Form 5500:
(THOUSANDS OF DOLLARS)	Year Ended December 31, 2024
Net appreciation in investments per the financial statements	$2,784,729
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value at end of year	(85,505)
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value at beginning of year	93,408
Net appreciation in investments per Form 5500	$2,792,632

PFIZER SAVINGS PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2024
(THOUSANDS OF DOLLARS)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost****	Current Value

*	Pfizer Inc.	Common stock				$1,058,778

*	NTGI Collective Government Short-Term
	Investment Fund	Collective trust fund				76,274
*	Fidelity Large Cap Growth Fund	Collective trust fund				1,742,004
	Boston Partners Large Cap Value Fund	Collective trust fund				768,677
*	SSGA S&P 500 Index Fund	Collective trust fund				3,632,502
*	SSGA International Equity Index Fund	Collective trust fund				179,304
*	SSGA Small-Mid Cap Equity Index Fund	Collective trust fund				1,136,497
	Wellington International Equity Fund	Collective trust fund				371,347
	Jennison Small-Mid Cap Equity Fund	Collective trust fund				279,792
	Acadian International Equity Fund	Collective trust fund				371,675
*	SSGA Bond Index Fund	Collective trust fund				98,286
	Vanguard Target Retirement Income Trust Select	Collective trust fund				354,649
	Vanguard Target Retirement 2020 Trust Select	Collective trust fund				387,395
	Vanguard Target Retirement 2025 Trust Select	Collective trust fund				649,588
	Vanguard Target Retirement 2030 Trust Select	Collective trust fund				1,487,534
	Vanguard Target Retirement 2035 Trust Select	Collective trust fund				1,179,020
	Vanguard Target Retirement 2040 Trust Select	Collective trust fund				1,431,085
	Vanguard Target Retirement 2045 Trust Select	Collective trust fund				882,160
	Vanguard Target Retirement 2050 Trust Select	Collective trust fund				557,141
	Vanguard Target Retirement 2055 Trust Select	Collective trust fund				401,751
	Vanguard Target Retirement 2060 Trust Select	Collective trust fund				231,617
	Vanguard Target Retirement 2065 Trust Select	Collective trust fund				34,111
	Vanguard Target Retirement 2070 Trust Select	Collective trust fund				586
	Total common/collective trust funds					16,252,996

	T. Rowe Price Small Cap Stock Fund	Mutual fund				279,792
	SEI Diversified Bond Fund – Core	Mutual fund				502,810
	SEI Diversified Bond Fund – High Yield	Mutual fund				13,967
	SEI Diversified Bond Fund - Emerging Markets	Mutual fund				27,934
	SEI Diversified Bond Fund - Opportunities Income	Mutual fund				13,967
	Total mutual funds					838,470

	Self-Directed Brokerage Account	Self-directed brokerage account				408,798

PFIZER SAVINGS PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2024
(THOUSANDS OF DOLLARS)
(continued)
Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost****	Current Value
Separate Account –

Alphabet Inc. - Class C	Common stock				96,097
Amazon.com Inc.	Common stock				155,989
Applied Materials Inc.	Common stock				17,328
Applovin Corp. - Class A	Common stock				16,011
Arista Networks Inc.	Common stock				36,322
Astera Labs Inc.	Common stock				7,695
Axon Enterprise Inc.	Common stock				9,400
Broadcom Inc.	Common stock				49,268
Cadence Design Sys Inc.	Common stock				16,172
CBOE Global Markets Inc.	Common stock				20,385
Celsius Holdings Inc.	Common stock				5,943
Chipotle Mexican Grill Inc.	Common stock				29,473
Copart Inc.	Common stock				34,584
Costco Wholesale Corp.	Common stock				53,479
Eli Lilly & Co.	Common stock				43,952
Ferrari NV	Common stock				12,101
Home Depot Inc.	Common stock				46,926
Idexx Labs Inc.	Common stock				6,415
Intuitive Surgical Inc.	Common stock				31,941
Lululemon Athletica Inc.	Common stock				23,638
Manhattan Associates Inc.	Common stock				13,775
Meta Platforms Inc. - Class A	Common stock				115,451
Mettler-Toledo International Inc.	Common stock				10,412
Microsoft Corp.	Common stock				142,196
Monster Beverage Corp.	Common stock				35,355
Motorola Solutions Inc.	Common stock				17,694
Netflix Inc.	Common stock				69,872
Nvidia Corp.	Common stock				163,611
On Holding AG - Class A	Common stock				10,958
Otis Worldwide Corp.	Common stock				19,479
Qualcomm Inc.	Common stock				19,507
Reddit Inc. - Class A	Common stock				7,441
SAIA Inc.	Common stock				13,857
Servicenow Inc.	Common stock				18,152
Sherwin-Williams Co. / The	Common stock				20,417
Shopify Inc. - Class A	Common stock				6,892
Synopsys Inc.	Common stock				9,548
Texas Instruments Inc.	Common stock				33,595
Tractor Supply Co.	Common stock				20,955
Trex Co Inc.	Common stock				11,581
United Rentals Inc.	Common stock				13,722
Unitedhealth Group Inc.	Common stock				23,146

PFIZER SAVINGS PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2024
(THOUSANDS OF DOLLARS)
(continued)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost****	Current Value

	Veeva Sys Inc. - Class A	Common stock				14,630
	Verisk Analytics Inc.	Common stock				21,612
	Vertex Pharmaceuticals Inc.	Common stock				16,654
	Visa Inc. - Class A Shares	Common stock				79,530
	Waters Corp.	Common stock				12,436
	West Pharmaceutical Services Inc.	Common stock				13,564
	Zoetis Inc.	Common stock				17,129
	Total common stock					1,686,294

*	NTGI Collective Government Short-Term
	Investment Fund	Collective trust fund				24,669

	ASML Holding NV - NY Reg Shs	New York registry shares				8,106
	Genmab A/S - SP ADR	American depositary receipt				5,497
	Taiwan Semiconductor - SP ADR	American depositary receipt				18,236
	Total other					31,839

	Total separate account					1,742,802
	T. Rowe Price Stable Value Fund –
***	American General Life Insurance Company Contract #GA-IM-266-1658155	Synthetic investment contract	3.26%	**		113,353
***	JPMorgan Chase Bank, N.A. Contract #ATRPPFIZER 01	Synthetic investment contract	2.94%	**		113,306
***	New York Life Insurance and Annuity Corporation Contract #GA-29352	Synthetic investment contract	3.03%	**		127,296
***	The Prudential Insurance Company of America Contract #GA-63191	Synthetic investment contract	3.02%	**		151,571
***	Royal Bank of Canada Contract #TRPPFIZER01	Synthetic investment contract	3.08%	**		99,898
***	State Street Bank and Trust Company Contract #96028	Synthetic investment contract	2.96%	**		176,446
***	Massachusetts Mutual Life Insurance Company Contract #30011	Synthetic investment contract	2.82%	**		130,100
***	Metropolitan Tower Life Insurance Company Contract #38127	Synthetic investment contract	3.22%	**		162,460
***	Pacific Life Insurance Company Contract #G-27852.01.001	Synthetic investment contract	3.07%	**		100,999
***	Citibank N.A. Contract #TR24-100	Synthetic investment contract	3.04%	**		102,363
	Total T. Rowe Price Stable Value Fund					1,277,792

	Total investments					21,579,635

*	Notes receivable from participants	Interest Rates: 3.25% - 10.50%				107,179
		Maturity Dates: 2025 - 2039
	Total					$21,686,814

*	Party-in-interest as defined by ERISA
**	Open-ended maturity
***	Current value represents contract value
****	Cost information omitted as all investments are fully participant-directed. This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.
Amounts may not add due to rounding.
See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit Index

Exhibit 23.1	-	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By: /s/ Colum Lane

Colum Lane
Member, Savings Plan Committee
Date: June 16, 2025